Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	July 21, 2014
For Immediate Release	NR#14-10

MAG SILVER REPORTS ADDITIONAL SILVER-COPPER
AND PERVASIVE ZINC MINERALIZATION
AT SALAMANDRA

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”)  announces assay results from its twelve hole, 6,500 metre Phase 2 drill program on the Salamandra Property in Durango, Mexico optioned from Canasil Resources Inc. (TSXV: CLZ) (“Canasil”).  Phase 2 drilling began in late February of 2014 and concluded in May.  The Phase 1 assays were released in a press release dated March 17, 2014, and combined with Phase 2, MAG has now drilled 10,112 metres in 17 holes on the Salamandra property, complementing an initial 12 holes previously drilled by Canasil.

MAG’s Phase 2 exploration program consisted of five follow-up holes (SA 14-19, 20, 22, 24, 29) designed to determine the geometry of the best holes drilled in Phase 1 (SA13-13, and SA14-15) plus seven exploration holes testing geological, geochemical and geophysical anomalies around the previously undrilled half of the circumference of the district’s central intrusive complex.  To date, 15 of MAG’s 17 total holes have cut appreciable widths of strongly anomalous zinc mineralization, leaving the entire system prospective for further drilling.  The drill results will now be used to refine earlier interpretation of extensive Canasil airborne and ground geophysical data prior to Phase 3 drilling.

The best follow-up hole is SA-20, which cut 0.63 metres grading 258 grams per tonne (“gpt”) (7.5 ounces per ton (“opt”)) silver with 0.27% copper lying immediately above 9.9 metres grading 2.4% zinc (see Table 1).  These values and relative position are very similar to that seen 380 metres deeper in SA14-15 and appear to reflect the same mineralized zone. Hole SA-22, also drilled to off-set Hole 15, cut several zinc-rich zones but appears to have been drilled above and parallel to the mineralized zone cut in Holes 15 and 20.  Similarly, the first two of the three follow-up holes (SA14-19, 24 and 29) drilled to offset the broad zinc-zone cut in Hole SA13-13 each cut significant widths of zinc mineralization but the intercept geometries prevent correlation.

The seven exploration holes tested the remaining previously undrilled half of the circumference of the intrusive center.  Hole SA14-28 was the best of these exploration holes, cutting 173.46 metres of 1.0% zinc mineralization starting 20 metres below the surface.  Holes SA14-19, 20, 21, 22, 24 and 25 also hit notable widths of zinc mineralization.  The latter hole and hole SA14-18, were drilled away from the intrusive centre to test under the Recent basalt flows that flank the entire project area; both cut major faults interpreted to be the reactivated western margin of the Central Mexico Basin, the principal regional structural control on several major CRD-skarn systems.

“Salamandra continues to show structurally-controlled and broad pervasive multi-stage mineralization almost everywhere we drill” said George Paspalas, President and CEO.  “We are beginning to understand the geometry of the mineralization controls in some areas and hope that combining the drill results with the existing geophysics will help us zero in on areas with high-grade polymetallic skarn and CRD mineralization.”

About Salamandra

Salamandra appears to be a typical Mexican Carbonate Replacement/Skarn Deposit (“CRD”) and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin District.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD Belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo Trend (that hosts MAG’s Juanicipio Project).  Previous drilling at Salamandra by Canasil (Holes SA1-12) was undertaken in a limited area characterized by medium to high-grade zinc mineralization.  MAG’s exploration program was designed to probe and develop a better understanding of the scope and size of the system and development of exploration vectors, so drilling focused on targets 200 to 2000 metres from previous drilling.  Targets included mineralized intrusive breccias, dike swarms and mineralized structures revealed by MAG’s detailed geologic mapping, geochemical sampling, and reinterpretation of Canasil geophysics. The Canasil geophysics will be reinterpreted again in the light of MAG’s Stage 1 and 2 drilling results before Stage 3 drilling is undertaken.

Table 1: Assay Results – Phase 2 Drill Program

	From	To	Interval	Au		Ag		Ag	Cu	Zn	Pb
Hole-ID	(metres)	(metres)	(metres)	(g/t	)	(g/t	)	(opt)	(ppm)	(%)	(%)
SA14-18	214.53	214.83	0.30	0.01		2		0.1	139	1.6	0.0
SA14-19	128.87	130.22	1.35	0.00		59		1.7	31	0.9	1.1
and	349.87	388.36	37.99	0.01		1		0.0	219	1.6	0.0
SA14-20	8.14	28.35	20.21	0.00		12		0.4	309	1.0	0.4
and	305.45	306.08	0.63	0.04		258		7.5	2736	0.4	3.7
and	307.32	318.11	10.79	0.01		8		0.2	156	2.3	0.3
SA14-21	208.00	221.95	13.95	0.02		4		0.1	437	2.0	0.0
and	262.30	299.00	36.70	0.00		12		0.4	3239	0.4	0.0
SA14-22	12.66	22.36	9.70	0.00		16		0.5	148	0.8	0.3
and	110.65	173.04	62.39	0.01		2		0.1	88	0.8	0.0
including	110.65	114.38	3.73	0.00		4		0.1	185	3.2	0.0
and	163.12	173.04	9.92	0.03		2		0.1	154	2.0	0.0
SA14-23	No Significant Values
SA14-24	231.30	300.20	68.90	0.00		1		0.0	210	0.8	0.0
including	281.54	299.09	17.55	0.00		1		0.0	188	1.5	0.0
including	293.76	299.09	5.33	0.00		1		0.0	261	3.0	0.0
and	300.20	304.90	4.70	0.00		39		1.1	2712	0.1	0.0
SA14-25	113.00	143.51	30.51	0.00		25		0.7	164	0.8	0.4
including	121.36	126.73	5.37	0.00		41		1.2	225	1.7	0.7
including	138.58	143.51	4.93	0.00		77		2.3	286	1.9	1.3
SA14-26	No Significant Values
SA14-27	358.40	366.00	7.60	0.01		2		0.1	278	2.2	0.2
including	358.40	360.68	2.28	0.01		5		0.1	444	3.5	0.2
including	364.12	366.00	1.88	0.02		2		0.1	462	4.4	0.4
SA14-28	19.90	193.36	173.46	0.00		4		0.1	80	1.0	0.1
including	161.54	185.96	24.42	0.01		10		0.3	204	2.2	0.2
SA14-29	108.77	109.07	0.30	0.00		53		1.5	237	3.3	1.5

MAG Silver-Canasil Option Agreement

In May 2013, the Company entered into an option agreement with Canasil whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property (See Press Release May 28, 2013).  To complete the initial earn-in of a 55% interest, MAG must complete CDN$5.5 million in exploration expenditures on the property (C$2,677,519 incurred to March 31, 2014) and make additional cash payments to Canasil of CDN$450,000 over the remaining option term to May 28, 2017.  MAG can earn an additional 15% by producing either a feasibility study or spending an additional CDN$20 million over an additional four year period.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 25 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a paid consultant, Shareholder and former Director of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo plc (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.  MAG is based in Vancouver, British Columbia, Canada.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President and Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: e: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html